UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Cloopen Group Holding Limited

(Name of Issuer)

Class A ordinary shares, par value of US$0.0001 per share

(Title of Class of Securities)

18900M 104**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 18900M 104 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “RAAS.” Each ADS represents two Class A ordinary shares of the issuer. No CUSIP number has been assigned to ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 18900M 104

1	Name of Reporting Person Changxun Sun
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,649,839 ordinary shares(1) (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 27,649,839 ordinary shares(1) (See Item 4)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,649,839 ordinary shares(1) (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 8.3%(2) (See Item 4)
12	Type of Reporting Person IN

————————

(1)

Represents (i) 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company ultimately wholly-owned by The TWELVE Trust, a trust established for the benefit of Mr. Changxun Sun and his family, and (ii) 2,000,000 Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under the Issuer’s share incentive plans issued due to exercise of options under the 2016 Share Incentive Plan (the “2016 Plan”).

(2)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 18900M 104

1	Name of Reporting Person Cloopen Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 25,649,839 ordinary shares (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 25,649,839 ordinary shares (See Item 4)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 25,649,839 ordinary shares (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 7.7%(1) (See Item 4)
12	Type of Reporting Person CO

————————

(1)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

SCHEDULE 13G

CUSIP No. 18900M 104

1	Name of Reporting Person Flawless Success Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,000,000 ordinary shares (See Item 4)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,000,000 ordinary shares (See Item 4)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 ordinary shares (See Item 4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.6%(1) (See Item 4)
12	Type of Reporting Person CO

————————

(1)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

Item 1(a).	Name of Issuer: Cloopen Group Holding Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 16/F, Tower A, Fairmont Tower 33 Guangshun North Main Street, Chaoyang District Beijing, People’s Republic of China

Item 2(a).	Name of Person Filing: Changxun Sun Cloopen Co., Ltd. Flawless Success Limited (collectively, the “Reporting Persons”)

Item 2(b).

Address of Principal Business Office or, if none, Residence:
Changxun Sun:
16/F, Tower A, Fairmont Tower
33 Guangshun North Main Street
Chaoyang District, Beijing, People’s Republic of China

Cloopen Co., Ltd.:
Sertus Chambers, P.O. Box 905
Quastisky Building, Road Town, Tortola,
British Virgin Islands

Flawless Success Limited:
Sertus Chambers, P.O. Box 905
Quastisky Building, Road Town, Tortola,
British Virgin Islands

Item 2(c)	Citizenship: Changxun Sun: People’s Republic of China Cloopen Co., Ltd.: British Virgin Islands Flawless Success Limited: British Virgin Islands

Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value of US$0.0001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share. Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:
18900M 104

This CUSIP number applies to the ADSs of the Issuer, each representing two Class A ordinary shares of the Issuer. No CUSIP number has been assigned to ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:	Percent of class(1):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Changxun Sun(2)	27,649,839	8.3%	27,649,839	0	27,649,839	0
Cloopen Co., Ltd.(3)	25,649,839	7.7%	25,649,839	0	25,649,839	0
Flawless Success Limited(4)	2,000,000	0.6%	2,000,000	0	2,000,000	0

(1)

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the Reporting Persons and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the Reporting Persons. The percentage of the class of securities beneficially owned by each Reporting Person is calculated based on a total of 334,101,440 issued and outstanding ordinary shares (consisting of 308,451,601 Class A ordinary shares excluding treasury stocks and shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer’s share incentive plans, and 25,649,839 Class B ordinary shares) of the Issuer as of December 31, 2021 as a single class. In computing the percentage ownership of the Reporting Persons, we have included, where applicable, shares that the Reporting Persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2021.

(2)

Represents (i) 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company ultimately wholly-owned by The TWELVE Trust, a trust established for the benefit of Mr. Changxun Sun and his family, and (ii) 2,000,000 Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under the Issuer’s share incentive plans issued due to exercise of options under the 2016 Plan. See footnote (3).

(3)

Represents 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company wholly-owned by Cloopen Holdings Limited, which is wholly owned by The TWELVE Trust, a trust established for the benefit of Mr. Changxun Sun and his family. Mr. Changxun Sun is the settlor and first member of investment committee of The TWELVE Trust, and has the power to direct the voting and disposition of the shares of the Issuer held by The TWELVE Trust. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Changxun Sun may be deemed to beneficially own all of the shares held by Cloopen Co., Ltd.

(4)

Represents 2,000,000 Class A ordinary shares registered under the name of Flawless Success Limited, which are held for and on behalf of Mr. Changxun Sun. The other shares held by Flawless Success Limited are for and on behalf of grantees under the 2016 Plan.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

CHANGXUN SUN

By:	/s/ Changxun Sun

CLOOPEN CO., LTD.

By:	/s/ Changxun Sun
Name: Changxun Sun
Title: Director

FLAWLESS SUCCESS LIMITED

By:	/s/ Yu Hin Yin
Name: Yu Hin Yin
Title: Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement